News Release
www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM UNDERTAKES STRATEGIC REVIEW
Releases condensed Q4 2006 results

MONTRÉAL (QUÉBEC) CANADA — May 10, 2007— SR Telecom (TSX: SRX) today announced it is undertaking a review of its strategic options.

As announced on March 30, the Company is currently discussing financing options with several potential investors to provide a permanent solution for its capital issues. While these discussions are ongoing, no agreement has been reached to date. In view of the Company’s financial needs, the Board of Directors has therefore decided to review all other options, including the sale of some or all of the Company’s assets, attracting a strategic investor to assist in the development of the business, and further restructuring its operations.

“While SR Telecom has clearly made significant progress throughout 2006 by executing on its WiMAX strategy, the legacy of the organization’s past restructuring efforts continue to disrupt operations and weigh heavily on our financial performance,” said Lionel Hurtubise, chairman of the Board of Directors of SR Telecom. “As we continue to work on resolving our capital issues, market acceptance of our products is such that we continue to believe that we have made the right product development and operational improvements to allow SR Telecom to play an important role in the global WiMAX market.”

The Company also released its unaudited, condensed year-end results for the period ended December 31, 2006. All dollar figures are in Canadian funds unless otherwise indicated. Readers should be aware that the unaudited, condensed financial results and accompanying notes included in this news release have been prepared on a going concern basis. At this point, however, there is doubt about the appropriateness of this going concern assumption given the uncertainty regarding the outcome of the Company’s discussions about its financing options. The realization of assets and the discharge of liabilities and commitments in the normal course of business are therefore subject to significant uncertainty.

The Company’s does not expect to be in a position to issue Q1 2007 results prior to May 15.

Consolidated year-end results
SR Telecom’s consolidated revenue for 2006 increased 15% to $87.5 million from $76.4 million in 2005. The increase stems from a production ramp-up early in the year, however considerably offset by outsourcing issues that delayed wireless product shipments throughout the second half of the year and resulted in $5.4 million in late-delivery penalties.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
1of 24

Operating loss from continuing operations was $101.4 million, up from $66.8 million in the prior year. Consolidated net loss was $115.6 million compared to $91.1 million in 2005. Results in 2006 were significantly affected by a $16.4 million increase in selling, general and administrative (SG&A) expenses and a $14.3 million rise in restructuring charges. In 2006, SG&A expenses included higher depreciation costs of $7.2 million, resulting from an increase in the value of technology and customer relationship assets following the adoption of fresh start accounting. In addition, the issuance of 2,769,576 common shares to the Company’s former interim president and chief executive officer resulted in an additional $2.0 million in compensation expense. The remainder of the increase is mostly attributable to an increase in stock-based compensation expense, increases in the Company’s provision for litigation matters as a result of management’s revised estimates of litigation outcomes, increased performance and retention bonuses, and increased amounts for professional services relating to business realignment activities. The larger restructuring charges in 2006 reflect the decision in Q3 to assume significant write-downs as the Company focussed its resources on the development, delivery and deployment of WiMAX solutions.

Financial position
The Company’s consolidated cash, including restricted cash, increased to $27.1 million at December 31, 2006 from $10.2 million at the same date in 2005. This increase results from proceeds from private placements in February 2006 and the convertible term loan in December 2006; offset by cash used to fund operations and working capital requirements.

At April 30, 2007, the Company’s consolidated cash, including restricted cash, was $17.6 million.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas. A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal, Mexico City and Bangkok, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 110 countries worldwide. For more information, visit www.srtelecom.com.

Forward-looking statements
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of May 10, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

The forward-looking information contained in this news release represents expectations of SR Telecom as of May 10, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

Notice to reader
The attached unaudited condensed consolidated financial statements have been prepared by management of SR Telecom Inc. and have not been reviewed by the auditors of SR Telecom Inc.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
2of 24

CONSOLIDATED BALANCE SHEETS
(unaudited)

		December 31,	December 31,	December 1, 2005
As at		2006	2005	(note 1)
(in thousands of Canadian dollars)	Notes	$	$	$

Assets
Current assets
Cash and cash equivalents		19,250	9,479	4,796
Restricted cash and short-term investments	5	7,838	732	442
Accounts receivable, net	4	26,940	33,011	40,314
Taxes receivable		1,613	2,484	2,248
Inventory		12,026	30,863	33,932
Prepaid expenses and deposits		5,828	4,340	5,580
Total current assets		73,495	80,909	87,312

Investment tax credits	10	-	4,616	4,616
Long-term accounts receivable, net		2,365	-	-
Long-term prepaid expenses and deposits		399	-	-
Property, plant and equipment, net		43,738	57,842	58,958
Intangible assets, net		27,794	41,904	42,614
Other assets, net		2,762	2,280	2,467
Total assets		150,553	187,551	195,967

Liabilities
Current liabilities
Accounts payable and accrued liabilities		35,935	35,478	34,913
Customer advances		3,131	1,227	1,771
Current portion of lease liability		-	4,197	4,202
Current portion of long-term debt	6	33,211	34,581	34,667
Total current liabilities		72,277	75,483	75,553

Credit facility	7	52,941	47,862	47,551
Convertible term loan	8	10,487	-	-
Long-term debt		381	479	488
Convertible redeemable secured debentures		1,785	40,630	39,987
Other long-term liability		1,749	1,749	1,752
Total liabilities		139,620	166,203	165,331

Contingencies	14

Shareholders' Equity
Capital stock	9	352,174	230,086	229,927
Equity component of convertible redeemable secured debentures		1,008	27,785	27,851
Equity component of convertible term loan	8	9,645	-	-
Contributed surplus		1,911	-	-
Deficit, pre-fresh start accounting	1	(227,142)	(227,142)	(227,142)
Deficit		(126,663)	(9,381)	-
Total shareholders' equity		10,933	21,348	30,636

Total liabilities and shareholders' equity		150,553	187,551	195,967

The accompanying notes are an integral part of these consolidated financial statements.
The unaudited condensed consolidated financial statements have been prepared by management of SR Telecom Inc. and have not been reviewed by the external auditors of SR Telecom Inc.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
3of 24

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

				Pre-fresh start (note 1)
		Year ended	One month ended	Eleven months ended
(in thousands of Canadian dollars, except per share and share information)		December 31, 2006	December 31, 2005	November 30, 2005
	Notes	$	$	$

Revenue
Equipment		62,363	5,055	45,712
Services		5,904	583	5,630
Telecommunications		19,188	1,734	17,670
Total revenue		87,455	7,372	69,012

Cost of revenue
Equipment		64,520	4,306	40,103
Services		4,831	467	2,536
Total cost of revenue		69,351	4,773	42,639

Gross profit		18,104	2,599	26,373

Agent commissions		903	61	1,660
Selling, general and administrative expenses		50,796	2,634	31,749
Research and development expenses, net	10	20,954	990	20,610
Telecommunications operating expenses		15,298	1,446	19,462
Restructuring, asset impairment and other charges	12	31,515	-	17,200
Operating loss from continuing operations		(101,362)	(2,532)	(64,308)

Finance charges, net	11	(14,860)	(2,316)	(17,069)
Gain on settlement of claim		-	-	2,670
Gain (loss) on foreign exchange		543	(289)	1,591
Loss from continuing operations before income taxes		(115,679)	(5,137)	(77,116)
Income tax (expense) recovery		(736)	(23)	109
Loss from continuing operations		(116,415)	(5,160)	(77,007)

Earnings (loss) from discontinued operations,
net of income taxes	13	788	(4,221)	(4,758)

Net loss		(115,627)	(9,381)	(81,765)

Basic and diluted
Loss per share from continuing operations		(0.17)	(0.08)	(4.34)
Loss per share from discontinued operations		-	(0.06)	(0.27)
Net loss per share		(0.17)	(0.14)	(4.61)

Basic and diluted weighted average number of
common shares outstanding		671,477,773	65,385,505	17,751,817

The accompanying notes are an integral part of these consolidated financial statements.
The unaudited condensed consolidated financial statements have been prepared by management of SR Telecom Inc. and have not been reviewed by the external auditors of SR Telecom Inc.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
4of 24

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)
				Pre-fresh start (note 1)
		Year ended	One month ended	Eleven months ended
(in thousands of Canadian dollars)		December 31, 2006	December 31, 2005	November 30, 2005
	Notes	$	$	$

Balance, beginning of period		(9,381)	-	(180,561)
Fresh start accounting adjustments	1	-	-	35,184
Deficit, beginning of period, as restated		(9,381)	-	(145,377)
Net loss		(115,627)	(9,381)	(81,765)
Issue costs of equity component of convertible term loan		(690)	-	-
Share issue costs		(965)	-	-
Balance, end of period		(126,663)	(9,381)	(227,142)
The accompanying notes are an integral part of these consolidated financial statements.
The unaudited condensed consolidated financial statements have been prepared by management of SR Telecom Inc. and have not been reviewed by the external auditors of SR Telecom Inc.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
5of 24

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

					Pre-fresh start (note 1)
		Year ended		One month ended	Eleven months ended
(in thousands of Canadian dollars)		December 31, 2006		December 31, 2005	November 30, 2005
	Notes		$	$	$

Cash flows (used in) provided by continuing operating activities
Loss from continuing operations		(116,415)		(5,160)	(77,007)
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization		15,431		1,464	10,550
Restructuring, asset impairment and other charges	12	30,106		-	14,001
Loss on disposal of property, plant
and equipment		774		21	603
Financing charges		6,659		823	11,211
Gain on settlement of claim		-		-	(2,670)
Stock-based compensation		3,019		-	728
Changes in operating assets and liabilities:
(Increase) decrease in long-term
accounts receivable		(2,365)		-	3,727
Decrease (increase) in non-cash
working capital items	15	17,740		9,802	(8,271)
Unrealized foreign exchange (gain) loss		(169)		126	(868)
		(45,220)		7,076	(47,996)

Cash flows provided by continuing financing activities
Issuance of credit facility	7	-		-	48,127
Repayment of long-term debt and lease liability		(5,863)		-	(1,314)
Issuance of convertible term loan, net of debt issue costs	8	19,310		-	-
Proceeds from issue of shares and warrants,
net of share issue costs	9	53,310		-	-
Financing costs		(891)		-	(5,392)
		65,866		-	41,421

Cash flows used in continuing investing activities
(Increase) decrease in restricted cash and short-term investments		(7,106)		(290)	952
Purchase of property, plant and equipment		(4,331)		(757)	(3,331)
Proceeds on disposal of property, plant
and equipment		562		7	1,418
		(10,875)		(1,040)	(961)

Increase in cash and cash equivalents
Continuing operations		9,771		6,036	(7,536)
Discontinued operations	13	-		(1,353)	7,783
Increase in cash and cash equivalents		9,771		4,683	247

Cash and cash equivalents, beginning of period		9,479		4,796	4,549
Cash and cash equivalents, end of period		19,250		9,479	4,796
The accompanying notes are an integral part of these consolidated financial statements.
The unaudited condensed consolidated financial statements have been prepared by management of SR Telecom Inc. and have not been reviewed by the external auditors of SR Telecom Inc.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
6of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

1.	Description of business, fresh start accounting and comparative figures

Description of business
SR Telecom Inc. (SR Telecom or the Company) was incorporated on February 17, 1981, under the Canada Business Corporations Act. SR Telecom designs, delivers and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural S.A. (CTR), SR Telecom provided local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile. On February 1, 2007, the Company announced the closing of the sale of CTR (see note 18).

Fresh start accounting and basis of presentation
On November 30, 2005, pursuant to the terms of the Convertible Debentures, a $10.0 million principal amount of the Convertible Debentures and accrued interest payable in kind thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares. This conversion resulted in a substantial realignment of the interests in the Company between the creditors and shareholders.

Effective November 30, 2005, the date of the conversion, the Company adopted fresh start accounting. Accordingly, the Company reclassified the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities to their estimated fair values. The revaluation adjustments have been accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Comparative figures
Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting.

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2006. These reclassifications related to not presenting assets of discontinued operations separately from assets of continuing operations in the balance sheets as at December 31, 2005 and December 1, 2005.

2.	Going concern uncertainty
The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

There is substantial doubt about the appropriateness of the use of the going concern assumption because of the uncertainty concerning the outcome of the Company’s financing initiatives and because of the Company’s losses for the current and prior years, negative cash flows, reduced availability of supplier credit and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities and commitments in the ordinary course of business are subject to significant uncertainty.

For the year ended December 31, 2006, the Company realized a net loss of $115.6 million and used cash of $45.2 million in its continuing operating activities. Going forward, the Company will continue to require substantial funds as it continues the development of its WiMAX product offering.

In addition to the actions disclosed in previous interim financial statements to address the going concern uncertainty, the Company has taken the following additional steps:

On December 16, 2006, the Company secured a $20.0 million convertible term loan from a syndicate of lenders comprised of some of its shareholders.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
7of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

On February 1, 2007, the Company completed the sale of the shares of its Chilean subsidiary, CTR, for proceeds of nil. As part of this transaction, the Company has been released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to US$12.0 million.

On March 6, 2007, the Company concluded the conversion/redemption of the remaining Convertible Debentures, allowing for the release of $4.7 million of restricted cash.

On April 12, 2007, the Company closed the sale and leaseback of its property located in Montréal, Québec, Canada for gross proceeds of $8.6 million.

On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company will be eliminating approximately 75 positions worldwide.

The Company is actively pursuing additional financing with potential investors and lenders, including existing shareholders and lenders. No agreements with potential investors or lenders have been reached yet and there can be no assurance that such agreements will be reached. In addition, the Company continues to review other alternatives, which could involve further reducing its work force, the divestiture of some or all of the assets of the Company, attracting a strategic investor that would assist in the development of the business or seeking protection from its creditors.

The Company’s successful execution of its business plan is dependent upon a number of factors that involve risks and uncertainties. In particular, the development and commercialization of both fixed and mobile WiMAX are key elements of the Company’s strategic plan and of its future success and profitability. If either or both of fixed and/or mobile WiMAX prove not to be commercially viable or less commercially viable than is currently anticipated or compared to alternative solutions, or if the Company’s WiMAX products are less commercially viable or competitive than those developed by other companies, the Company will experience significant adverse effects on its liquidity, financial condition and ability to continue as a going concern.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.	Significant accounting policies
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as, amongst others, long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, taxes, restructuring, stock based compensation and other provisions and contingencies.

The accounting policies used in the preparation of the accompanying unaudited consolidated financial statements are the same as those described in previous annual audited consolidated financial statements prepared in accordance with GAAP for the periods ended December 31, 2005 and November 30, 2005. In the opinion of management, the unaudited consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented, except for the restructuring, asset impairment and other charges discussed in note 12.

These unaudited financial statements do not include all of the disclosures required by GAAP applicable to annual audited financial statements.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
8of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)
(a)	Adoption of new accounting policies

Consolidation of Variable Interest Entities
The Canadian Institute of Charted Accountants (“CICA”) issued Accounting Guideline 15, Consolidation of Variable Interest Entities. The guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interest. This guideline provides certain guidance for determining when an enterprise includes assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This guideline applied to the Company as of January 1, 2005. Adoption of this guideline did not have an impact on the results of operations or financial position of the Company.

Financial Instruments - Disclosure and Presentation
The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments - Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions came into effect on January 1, 2005. These recommendations did not have an impact on the results of operation or financial position of the Company at the time of adoption.

Non-Monetary Transactions
The CICA issued in June 2005 Section 3831, Non-Monetary Transactions, which establishes the standards for the measurement and disclosure of non-monetary transactions. The requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value has remained unchanged from the former Section 3830. However, an asset or liability exchanged or transferred in a non-monetary transaction is measured at its carrying value when “the transaction lacks commercial substance”, which replaces the “culmination of the earnings process” criterion in the former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption was permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The Company chose early adoption of these standards. Adoption of this guideline did not have an impact on the results of operations or financial position of the Company.

Stock-Based Compensation and Other Stock-Based Payments
The CICA issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The Company has adopted the transitional provisions of this section, effective January 1, 2004, where compensation expense is recognized on all issued and outstanding stock options issued to employees after January 1, 2002, in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. As a result, opening deficit increased by $0.3 million and contributed surplus was recorded for the same amount at January 1, 2004.

(b)	New accounting recommendations

Financial instruments
The CICA issued Section 3855 of the CICA Handbook, Financial Instruments - Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that (i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity, (ii) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and (iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The CICA also reissued Section 3860 (as Section 3861) of the CICA Handbook, Financial Instruments - Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for years beginning on or after October 1, 2006. The Company will adopt these new sections effective January 1, 2007.

As a result of adopting Section 3855, the Company’s deferred financing costs on the credit facility and convertible term loan, currently presented in other assets on the consolidated balance sheet, will be reclassified against long-term debt as of January 1, 2007. In addition, completion fees on the credit facility and convertible term loan, currently presented in accounts payable and accrued liabilities on the balance sheet, will also be reclassified to long-term debt as of January 1, 2007. As a result of the application of Section 3855, approximately $0.3 million will be recorded in opening retained earnings as at January 1, 2007 to reflect the difference between the straight-line and the effective interest methods of amortization and accretion.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
9of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Furthermore, as a result of adopting Section 3855, the Company’s long-term accounts receivable will be revalued to its discounted present value as at January 1, 2007. Approximately $0.6 million will be recorded in opening retained earnings as at January 1, 2007 to reflect the difference between the discounted fair value and the carrying value of the long-term accounts receivable.

In accordance with the transitional provisions, prior periods will not be restated as a result of adopting this new accounting standard.

Hedges
The CICA issued Section 3865 of the CICA Handbook, Hedges. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The adoption of Section 3865 as of January 1, 2007 will not have a material impact on the Company’s consolidated financial statements.

Comprehensive income
The CICA issued Section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than just the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

The CICA also made changes to Section 3250 of the CICA Handbook, Surplus, and reissued it as Section 3251, Equity. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with new requirements of Section 1530, Comprehensive Income.

Adopting these sections on January 1, 2007 will require the Company to start reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

➢	Comprehensive income and its components
➢	Accumulated other comprehensive income and its components

4.	Accounts receivable, net
The accounts receivable balance as at December 31, 2006 include an account receivable from Teleco de Haiti as follows:

	December 31, 2006		December 31, 2005		December 1, 2005
	$	US$	$	US$	$	US$

Account receivable	5,452	4,679	5,455	4,679	5,461	4,679
Allowance for doubtful accounts	(3,121)	(2,679)	(3,706)	(3,179)	(3,710)	(3,179)
	2,331	2,000	1,749	1,500	1,751	1,500

In December 2001, SR Telecom filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d'Haiti, S.A.M. (Teleco de Haiti). The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds that ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12.9 million. In the eleven-month period ended November 30, 2005, following various proceedings and actions during 2002 to 2005, the Company determined that the most likely outcome would not result in the full recovery of the receivable and accordingly recorded a provision for doubtful accounts in the amount of $3.7 million (US$3.2 million).
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
10of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement was signed by SR Telecom and MCI, but was not signed by Teleco de Haiti. Teleco de Haiti did not agree to execute the settlement agreement despite the fact that it agreed to the terms of the settlement in December 2005. As a result, the case was returned to litigation and its outcome remained uncertain. Management believed that the most likely outcome would not result in the recovery of the receivable and accordingly, in the third quarter of 2006, increased its provision for doubtful account for the entire balance outstanding of $5.5 million.

In March 2007, SR Telecom reached a settlement with MCI and Teleco de Haiti in the amount of $2.3 million (US$2.0 million). SR Telecom received the settlement amount in late-March 2007. Accordingly, the provision for doubtful accounts as at December 31, 2006 was adjusted to reflect the settled amount.

5.	Restricted cash

	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Guaranteed Investment Certificates pledged in support of letters of guarantee issued by Canadian and foreign chartered banks, bearing interest at rates ranging from 3.0% to 3.15% (ranging from 1.65% to
1.95% in 2005), maturing through November 2007	173	439	439
Restricted cash held by the Corporation's financial institution as part of the first ranking moveable hypothec over the Corporation's cash
and credit balances held at the financial institution (see note 2)	7,546	-	-
Cash sweep accounts in trust in Chile to meet interest and
principal obligations	119	293	3
	7,838	732	442

6.	Long-term debt
Long-term debt as at December 31, 2006 includes notes payable issued by CTR under a term loan facility. Pursuant to the terms of an Amendment Agreement dated May 19, 2005, the CTR lenders agreed to restructure the repayment schedule of the then outstanding US$29.5 million loan and to postpone the maturity of the loans until May 17, 2008. SR Telecom continued to guarantee the performance of the obligations of CTR to the CTR lenders up to an amount of US$12.0 million. This guarantee was secured against the assets of SR Telecom, ranked pari passu with the Convertible Debentures and was subordinate to the security for the credit facility. As at December 31, 2006, the lenders had full recourse against SR Telecom for the complete amount of the loans. These notes were subject to a number of performance, financial performance and financial position covenants, which were in default as at December 31, 2006. In accordance with GAAP, these notes were classified as current liabilities. On February 1, 2007, the Company announced the closing of the sale of CTR. As part of this transaction, the Company has been released from all of its obligations with respect to CTR.

7.	Credit facility
On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders, amount which was fully drawn as at December 31, 2006, December 31, 2005 and December 1, 2005. The credit facility was revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011.

The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% and the three-month US Dollar LIBOR rate plus 3.85%, and additional interest payable in kind, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
11of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

8.	Convertible term loan
On December 16, 2006, the Company obtained a $20.0 million convertible term loan from a syndicate of lenders comprised of shareholders of the Company. The convertible term loan bears cash interest at a rate equal to the greater of 6.5% or the three-month US dollar LIBOR rate plus 3.85% and additional interest that may be paid in cash or in kind, at the option of the Company, at a rate equal to the greater of 7.5% or the three-month US dollar LIBOR rate plus 4.85%. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007. The convertible term loan has a five-year term and is secured by the assets of the Company, subordinated only to the existing credit facility. The holders of the convertible term loan have the right to convert, at any time, the convertible term loan, all “in kind” interest and other accrued but unpaid interest thereon, into common shares of the Company at the conversion rate of $0.17 per common share. The financial terms of the convertible term loan include the following: an up-front, 2% commitment fee based on the convertible term loan and a payout fee of 5% of the convertible term loan due at maturity. As at December 31, 2006, the commitment fee of $0.4 million has been paid and $0.01 million has been accrued for the payout fee.

In accordance with Canadian GAAP, the convertible term loan is accounted for on the basis of its substance and is presented in its component parts of debt and equity. The debt component was measured at the issue date as the present value of the cash payments of interest and principal due under the terms of the convertible term loan using a discount rate of 22%, which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The equity component was measured at the issue date using the Black-Scholes option pricing model using the following assumptions: dividend yield of 0.0%; volatility of 100.0%; risk-free interest rate of 3.9%; and expected life of 5 years. Both components individually valued were adjusted, on a prorated basis, to arrive at each component of the convertible term loan. The debt component is accreted to its face value through a charge to earnings over its term.

As at December 31, 2006, the debt component is $10.5 million (nil as at December 31, 2005 and December 1, 2005), including $0.04 million of accreted interest and interest payable in kind in the amount of $0.1 million, and the equity component is $9.6 million (nil as at December 31, 2005 and December 1, 2005).

Issue costs amounting to $1.4 million have been allocated between the debt and equity components of the convertible term loan: $0.7 million were allocated to the debt component and have been included in deferred costs; and $0.7 million were allocated to the equity component and have been included in deficit.

9.	Capital stock and warrants

Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series

	Issued and outstanding common shares	Capital stock
		$
Opening balance as at January 1, 2005	17,610,132	219,653
November 30, 2005 mandatory conversion of Convertible Debentures (a)	47,322,829	10,274
Closing balance as at December 1, 2005	64,932,961	229,927
Conversions of debentures during the fourth quarter of 2005 (a)	734,000	159
Closing balance as at December 31, 2005	65,666,961	230,086
February 2, 2006
Private placement (b)	333,333,333	50,000
Conversion of debentures (b)	280,881,314	61,806
February 27, 2006
Private placement (b)	28,498,302	4,275
Conversion of debentures (b)	20,391,019	4,485
Conversion of debentures during the first quarter of 2006	89,269	21
Conversions of debentures during the second quarter of 2006	1,763,286	393
July 24, 2006 issuance of shares (c)	2,769,576	1,108
Closing balance as at December 31, 2006	733,393,060	352,174

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
12of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

(a)
On November 30, 2005, pursuant to the terms of the Convertible Debentures, $10.0 million in principal amount of the Convertible Debentures and $0.3 million of accrued interest payable in kind thereon were converted into common shares. Other conversions of Convertible Debentures took place in 2005.

(b)
On February 2, 2006, the Company completed a private placement and converted Convertible Debentures, including accrued interest payable in kind thereon, into common shares. On February 27, 2006, the Company completed a similar private placement and converted Convertible Debentures, including interest payable in kind thereon, into common shares. Share issue costs amounted to $1.0 million.

(c)
On July 24, 2006, the Company issued common shares to its former Interim President and Chief Executive Officer as per the terms of an agreement. Compensation expense of $1.1 million, as well as $0.7 million for all applicable taxes, was included in selling, general and administrative expenses in 2006.

Warrants

	December 31, 2006	December 31, 2005	December 1, 2005
	Number of warrants	Number of warrants	Number of warrants
Warrants issued in July 2003
Exercise price of $10 per common share,
expiring on July 18, 2008 and August 27, 2008	352,941	352,941	352,941
Warrants issued in February 2004
Exercise price of $9 per common share,
expired on February 20, 2006	-	3,571,465	3,571,465
Issued and outstanding warrants	352,941	3,924,406	3,924,406

Upon the adoption of fresh start accounting on December 1, 2005, the value of the warrants was determined to be nil as at the revaluation date (see note 1). This value was determined using the Black Scholes option pricing model.

Stock-Based Compensation Plan

The following table summarizes the activity in the Employee Stock Option Plan:

					Pre-fresh start (Note 1)
	Year ended December 31, 2006		One month ended December 31, 2005		Eleven months ended November 30, 2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding, beginning of period	232,480	30.17	285,430	27.23	406,580	25.03
Granted	27,435,835	0.32	-	-	-	-
Forfeited/expired	(2,867,600)	0.91	(52,950)	14.32	(121,150)	19.85
Outstanding, end of period	24,800,715	0.54	232,480	30.17	285,430	27.23
Options exerciseable, end of period	170,180	30.55	201,730	32.94	249,580	29.45

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
13of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The following table summarizes information about the Company's outstanding and exercisable stock options as at December 31, 2006:

Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Options exercisable	Weighted average exercise prices
$			$		$

0.18 to 0.24	1,609,400	6.9 years	0.21	-	-
0.32 to 0.41	23,008,735	6.4 years	0.33	-	-
6.64 to 8.80	78,000	7.1 years	7.62	66,900	7.64
16.40 to 22.90	35,250	4.7 years	18.11	33,950	18.06
45.30 to 57.80	53,830	3.1 years	51.07	53,830	51.07
83.30 to 89.70	15,500	2.5 years	85.57	15,500	85.57
	24,800,715	6.4 years	0.54	170,180	30.55

Stock options under the Employee Stock Option Plan (old ESOP) may be granted to officers and other key employees of the Company to purchase common shares of the Company at an exercise price equal to the weighted-average trading price of all common shares five days preceding the grant date. The options are exercisable during a period not to exceed ten years. The right to exercise options generally vests over a period of four to five years.

In March 2006, the Board of Directors approved a new employee and director stock option plan (new ESOP). The plan was approved by the shareholders of the Company at the Annual General Meeting of Shareholders held on June 8, 2006. Options are granted to directors and employees at the discretion of the Board of Directors. All stock options granted to employees under this plan vest over four years and expire seven years from the grant date. All stock options granted to directors under this plan vest over one year and expire seven years from the grant date. The exercise price of stock options granted under this plan shall be determined by the Board of Directors, but shall not be lower than the greater of the following: (a) the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option; and (b) the average closing price of the Shares on the TSX for the fifteen trading days immediately preceding the date of the grant of the option.

The number of shares reserved for issuance under both plans cannot exceed 10% of issued and outstanding securities of the Company at any time. As at December 31, 2006, 73.3 million shares were reserved for issuance. The Company intends to issue new shares upon any share option exercise.

The following amounts are recognized as compensation expense in the statement of operations for awards granted since January 1, 2002:

$

For the eleven months ended November 30, 2005	728
For the one month ended December 31, 2005	-
For the year ended December 31, 2006	1,911

The fair value of direct awards of stock is determined based on the quoted market price of the Company’s stock, and the fair value of stock options is determined using the Black-Scholes option pricing model, using the following weighted average assumptions. The estimated fair value of options is amortized to expense over the option-vesting period.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
14of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)
	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005

Options granted	27,435,835	-	-
Weighted average exercise price	$0.32	-	-

Dividend yield	0.0%	-	-
Volatility	100.0%	-	-
Risk-free interest rate	4.22%	-	-
Expected life	5 years	-	-
Fair value per option granted	$0.29	-	-
10.	Research and development expenses, net
In December 2006, the Company determined that there was insufficient evidence of reasonable assurance that investment tax credits in the amount of $4.6 million (nil for the one month ended December 31, 2005 and $8.5 million for the eleven months ended November 30, 2005) would be realized within their remaining life. Accordingly, a reduction of this amount was recorded resulting in a corresponding charge to the statement of operations.

11.	Finance charges, net

				Pre-fresh start (note 1)
	Year ended	One month ended		Eleven months ended
	December 31, 2006	December 31, 2005		November 30, 2005
			$

Financing charges	882	582		5,035
Interest on long-term debt	3,698	283		6,571
Interest on credit facility	9,336	684		2,475
Interest on convertible redeemable secured debentures	1,082	737		2,586
Interest on convertible term loan	214	-		-
Other interest, net	(352)	30		402
	14,860	2,316		17,069

Non-cash financing expenses of $6.7 million, comprised of accreted interest on the convertible debentures and convertible term loan as well as interest paid in kind on the credit facility, convertible debentures, convertible term loan and CTR’s long-term debt, is included in financing expenses for 2006 ($0.8 million in the one month ended December 31, 2005 and $11.2 million in the eleven months ended November 30, 2005).

Commitment fees of $0.4 on the credit facility and the convertible term loan are included in financing charges for 2006 ($0.2 million in the one month ended December 31, 2005 and $0.2 million in the eleven months ended November 30, 2005).

12.	Restructuring, asset impairment and other charges

2006 Restructuring, asset impairment and other charges

For the year ended December 31, 2006, restructuring charges of $31.5 million were incurred.

The Wireless Telecommunications Product segment includes a charge of $13.9 million to adjust inventory to its realizable value, an impairment charge for intangible assets of $5.4 million and an impairment charge for property, plant and equipment of $2.3 million, which took place in the third quarter of 2006. The charges result from management’s continued restructuring activities, which include the realignment of the business on performing products. As a result, inventory, property, plant and equipment and intangible assets directly related to products that the Company is either discontinuing or phasing out over time were written down. Inventory was written down to management’s best estimate of net realizable value. The intangible assets, comprised of customer relationships, were written down to their estimated fair value determined based on the present value of the related estimated future cash flows. The property, plant and equipment was written down to its estimated fair value based on the estimated sale price for such assets.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
15of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

In the third quarter of 2006, an impairment charge of $7.2 million on property, plant and equipment was recorded in the Telecommunications Service Provider segment. In light of performance below par and non-binding purchase offers received, the Company tested CTR’s net assets for recoverability. Total estimated future cash flows on an undiscounted basis were less than the carrying value of the net assets. The impairment loss of $7.2 million was measured as the difference between the fair value, based on discounted estimated future cash flows, and the carrying value of the net assets.

During the first six months of 2006, restructuring charges included $1.2 million of severance and termination benefits in relation to the Company’s ongoing efforts to reduce its cost structure. A revision to these estimates was made in the fourth quarter of 2006 based on new information related to the terminations resulting in additional charges of $0.1 million. These costs primarily related to the Company’s decision to outsource its manufacturing as well as a reduction of employees in the France subsidiary. In total, 74 employees were terminated, including 67 operations employees, 4 administration employees and 3 sales and marketing employees.

Pursuant to the Company’s decision to outsource manufacturing operations of non-WiMAX products, the Company agreed to sell, during the second quarter of 2006, certain manufacturing assets with a carrying amount of $1.7 million to the contract manufacturer for $0.4 million. This sale, which was concluded on May 5, 2006, resulted in an impairment charge of $1.3 million recorded during the first quarter of 2006. The impairment charge is included in restructuring, asset impairment and other charges in the statement of operations.

During the second quarter of 2006, $0.1 million was accrued as a result of a reduction in expected sub-lease revenue related to a Montreal facility that was vacated.

The following table summarizes the 2006 restructuring charges:

	Severance and termination	Asset impairment and other costs	Total
	$	$	$
Liability as at December 31, 2005	908	20	928
Additions	1,255	30,260	31,515
Amounts paid/written-down	(1,783)	(30,280)	(32,063)
Liability as at December 31, 2006	380	-	380

2005 Restructuring, asset impairment and other charges

For the eleven months ended November 30, 2005, restructuring charges of $17.2 million were incurred.

These charges were comprised of $3.0 million related to severance and termination benefits for the termination of employees originally laid-off in January 2005 in the Canadian location, and salary continuance for a period ranging from eighteen to twenty-four months relating to the termination of employment contracts for certain executives. These charges were taken by the Company to continue to reduce its cost structure in line with current and projected revenue levels. In total, 95 employees were terminated including 41 research and development employees, 16 project management employees, 9 sales and marketing employees, 19 operations employees and 10 administration employees.

During the second quarter of 2005, as part of its restructuring efforts, the Company undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Company decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory comprised mostly of raw materials and repair stock, totalling $19.9 million offset by an inventory provision of $3.3 million, was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and France. The inventory write-down related to France, in the amount of $2.8 million, is included in discontinued operations (see note 13).

During 2005, the Company determined that certain satellite-related assets to be deployed had deteriorated. Accordingly, a charge of $0.3 million was recorded to write-down such assets to their fair market value. In addition, $0.1 million was accrued for lease charges related to a Montréal (Québec) manufacturing facility that was vacated in November 2005.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
16of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The following table summarizes the 2005 restructuring charges:
	Severance and termination	Asset impairment and other costs	Total
	$	$	$
Liability as at December 31, 2004	280	664	944
Additions	3,038	14,162	17,200
Amounts paid/written-down	(2,255)	(14,731)	(16,986)
Liability as at December 1, 2005	1,063	95	1,158

Amounts paid/written-down	(155)	(75)	(230)
Liability as at December 31, 2005	908	20	928

13.	Discontinued operations
Effective December 1, 2005, the Company sold substantially all of the assets and operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Company effectively disposed of its Swing product line operations.

The sale price, as per the agreement, was to be established between one euro and €4 million, based on the performance of the sold businesses for the year ended November 30, 2006. The Company agreed to indemnify the Purchaser should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of €0.8 million. As of the third quarter of 2006, management estimated, with the available information, that the sold businesses would generate a loss in excess of €0.8 million and as such, recorded a provision of $1.1 million (€0.8 million ) in the third quarter of 2006, presented in discontinued operations. However, following negotiations, an agreement was reached with the Purchaser resulting in no amounts payable. As such, the provision established in the third quarter of 2006 was reversed in the fourth quarter.

As a result of the sale transaction, the Company recorded the following charges in the one month ended December 31, 2005 as part of discontinued operations: a write-down of $0.4 million of the remaining fixed assets of its France subsidiary that were deemed to have no future use as well as a write-off of $0.6 million for remaining Swing-related inventory not taken by the Purchaser that was estimated to be unrecoverable.

Following the disposal of substantially all of the assets and operations of the France subsidiary, the Company has redirected the remaining operations of the subsidiary to act as a sales office in France for the Company’s other products. The Company entered into negotiations with the landlord of the subsidiary’s premises to terminate the lease in order to find premises more suited to its needs. An agreement was reached in March 2006. The Company accrued, as part of discontinued operations, the settlement of the lease termination as at December 31, 2005 in the amount of $1.5 million (€1.1 million) in the one month ended December 31, 2005. The Company vacated the premises in April 2006.

The results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, Swing product line operations were presented as part of the Wireless Telecommunications Products segment.

The results of discontinued operations are as follows:
			Pre-fresh start
			(note 1)
	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005
	$	$	$
Revenue of discontinued operations	-	254	13,918
Loss on disposal of discontinued operations	-	(1,761)	-
Pretax earnings (loss) of discontinued operations	788	(4,221)	(4,583
Earnings (loss) from discontinued operations	788	(4,221)	(4,758

In conjunction with the sale of its Swing-related operations in December 2005, the Company signed an agreement that provides for royalty payments based on revenue earned on certain specific contracts transferred to the Purchaser. During the year ended December 31, 2006, the Company earned royalties of $0.8 million.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
17of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The cash flows from discontinued operations are summarized as follows:
			Pre-Fresh start (note 1)
	Year ended December 31, 2006	One month ended December 31, 2005	Eleven months ended November 30, 2005
	$	$	$

Cash flows (used in) provided by operating activities	-	(2,115)	7,791
Cash flows provided by (used in) investing activities	-	762	(8)
(Decrease) increase in cash and cash equivalents from
discontinued operations	-	(1,353)	7,783

14.	Contingencies
The Company included in its accounts payable and accrued liabilities or income taxes payable, as at December 31, 2006, as at December 31, 2005 and as at December 1, 2005, management’s best estimate of the outcome of several litigations, described as follows:

Future Communications Company (“FCC”) Litigation
The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc., a wholly-owned subsidiary, of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by SR Telecom USA, Inc. to accept return of inventory provided to FCC. The Kuwait Appeal Court rejected the appeal, filed on March 2, 2005, and the Company appealed this decision to the highest of the Kuwait Courts on July 4, 2005. On January 7, 2007, the Kuwait Appeal Court handed down its decision which was in favor of FCC for an amount of US$1.0 million plus court fees.

Employee Related Litigation
As a result of past restructuring efforts, certain employees were terminated and given notices and severances according to local labour laws. Some of these employees are claiming that they did not receive an appropriate amount of severance and/or notice period. The Company intends to vigorously defend itself against these claims with all available defences.

Tax matters
In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Company. The Company has received notice of assessments by foreign governments for sales taxes and corporate taxes, and by Canadian and provincial governments for research and development tax credits relating to prior years. The Company has reviewed these assessments and determined the likely amounts to be paid. Such amounts have been accrued in their respective classification on the statement of operations, including research and development expenses, income tax expense and selling, general and administrative expenses.

General
The Company is involved in various legal proceedings in the ordinary course of business. The Company is not currently involved in any additional litigation that, in management's opinion, would have a materially adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Company's business in the future.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
18of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

15.	Statements of cash flows

Non-cash working capital items
			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended
	December 31, 2006	December 31, 2005	November 30, 2005
	$	$	$

Decrease in accounts receivable	6,859	7,819	2,028
Decrease (increase) in income taxes receivable	1,620	(236)	(1,337)
Decrease in inventory	4,920	2,044	571
(Increase) decrease in prepaid expenses	(1,887)	610	(1,883)
Decrease in investment tax credits	4,616	-	8,534
Decrease in accounts payable and accrued liabilities	(367)	(103)	(15,954)
Increase (decrease) in customer advances	1,979	(332)	(230)
	17,740	9,802	(8,271)

Cash and cash equivalents are comprised of the following:
Cash in bank	19,250	9,479	4,796

Supplementary cash flow information
Non-cash financing and investing activities:
Exchange of 8.15% senior unsecured debentures	-	-	(70,730)
Issuance of 10% redeemable secured Convertible Debentures	-	-	75,526
Shares issued upon conversion of 10% redeemable secured
Convertible Debentures	66,705	159	10,274
Shares issued in connection with compensation expense	1,108	-	-
	67,813	159	15,070

Cash paid for:
Interest	7,798	275	3,758
Income taxes	269	2	130

Discontinued operations:
Cash flows from discontinued operations	788	-	-

16.	Related party transactions

				Pre-fresh start (note 1)
	Year ended December 31, 2006	One month ended December 31, 2005		Eleven months ended November 30, 2005
			$
Accounts payable	-	-		-
Directors' fees payable	-	-		-
Interest and financing fees payable	609	310		245
Purchases	254	-		37
Directors' fees	448	17		572
Interest on debt	10,654	1,402		8,793
Financing fees	882	582		5,035

Most of the credit facility, debentures, Convertible Debentures and convertible term loan interest expense relate to amounts due to current shareholders and the debenture conversions took place with current shareholders. Furthermore, the Company has entered into transactions involving, primarily, professional services with members of its Board of Directors and their affiliated companies. During 2006, the Company entered into a consulting agreement with a former member of its board. The Company continues to pay director fees to its board members.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
19of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

17.	Business segments and concentrations
As at December 31, 2006, SR Telecom operated in two business segments. The first is the designing, building and deployment of advanced, field-proven broadband fixed Wireless Access solutions, as well as providing full turnkey services to customers. These products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe. The second business segment, carried out by CTR in Chile, provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile. On February 1, 2007, the Company sold CTR (see note 18).

The accounting policies and methods applied to each of the segments is the same as those described for the consolidated group. Inter-segment eliminations for the balance sheet represent primarily the elimination of investments in subsidiaries and inter-segment amounts receivable.

	Wireless Telecommunications Products			Telecommunications Service Provider			Inter-Segment Eliminations			Consolidated
Balance Sheets As at	Dec. 31, 2006	Dec. 31, 2005	Dec. 1, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 1, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 1, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 1, 2005
	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant
and equipment, net	14,356	21,292	22,694	29,382	36,550	36,264	-	-	-	43,738	57,842	58,958
Intagible assets, net	27,794	41,904	42,614	-	-	-	-	-	-	27,794	41,904	42,614
Other assets, net	2,762	2,280	2,467	-	-	-	-	-	-	2,762	2,280	2,467
Total assets	200,860	229,915	238,324	98,832	108,541	108,179	(149,139)	(150,905)	(150,536)	150,553	187,551	195,967

Statement of operations	Year ended Dec. 31, 2006	One month ended Dec. 31, 2005	Eleven months ended Nov. 30, 2005	Year ended Dec. 31, 2006	One month ended Dec. 31, 2005	Eleven months ended Nov. 30, 2005	Year ended Dec. 31, 2006	One month ended Dec. 31, 2005	Eleven months ended Nov. 30, 2005	Year ended Dec. 31, 2006	One month ended Dec. 31, 2005	Eleven months ended Nov. 30, 2005

External revenue	68,267	5,638	51,342	19,188	1,734	17,670	-	-	-	87,455	7,372	69,012
Inter-segment revenue	440	24	937	-	-	-	(440)	(24)	(937)	-	-	-
Gross profit	(1,084)	865	8,703	19,188	1,734	17,670	-	-	-	18,104	2,599	26,373
Finance charges, net	11,184	2,014	14,230	3,676	302	2,839	-	-	-	14,860	2,316	17,069
Amortization and
depreciation of
property, plant
and equipment	3,636	292	3,205	2,686	218	5,328	-	-	-	6,322	510	8,533
Amortization and
depreciation of
other assets	409	244	1,191	-	-	-	-	-	-	409	244	1,191
Amortization and
depreciation of
intangible assets	8,700	710	826	-	-	-	-	-	-	8,700	710	826
Restructuring, asset
impairment and
other charges	24,313	-	16,878	7,202	-	322	-	-	-	31,515	-	17,200
Gain on settlement
of claim	-	-	2,670	-	-	-				-	-	2,670
Income tax expense
(recovery)	736	23	(109)	-	-	-	-	-	-	736	23	(109)
Loss from continuing
operations	109,285	5,146	73,190	7,130	14	3,817	-	-		116,415	5,160	77,007
Net loss	108,497	9,367	77,948	7,130	14	3,817	-	-	-	115,627	9,381	81,765
Purchase of property,
plant and equipment	1,571	251	1,127	2,760	506	2,223	-	-	(19)	4,331	757	3,331

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
20of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Geographic Information

The Company's basis for attributing revenue from external customers is based on the customer’s location. Telecommunication service revenue is generated entirely in Chile. Sales to customers located outside of Canada was approximately 98% of revenue or $86.0 million for the year ended December 31, 2006 (99% of revenue or $7.3 million for the one-month period ended December 31, 2005 and 98% of revenue or $67.5 million for the eleven-month period ended November 30, 2005). The following sets forth external revenue from continuing operations by individual foreign countries where the revenue exceeds 10% of the total consolidated revenue from continuing operations for the period indicated:

For the year ended December 31, 2006:

	Revenue	% of revenue
	$

Canada	1,425	2%
Argentina	10,847	12%
Spain	12,812	15%
Chile	19,220	22%
Mexico	19,735	22%
Others	23,416	27%
Total	87,455	100%

For the one-month period ended December 31, 2005:

	Revenue	% of revenue
	$

Canada	56	1%
Thailand	1,047	14%
Chile	1,734	24%
Mexico	1,771	24%
Argentina	1,999	27%
Others	765	10%
Total	7,372	100%

For the eleven-month period ended November 30, 2005, pre-fresh start accounting (note 1):
	Revenue	% of revenue
	$

Canada	1,538	2%
Mexico	10,262	15%
Spain	10,953	16%
Chile	17,670	26%
Others	28,589	41%
Total	69,012	100%

The following sets forth external revenue from continuing operations by individual customer where the revenue exceeds 10% of the total consolidated revenue from continuing operations for the period indicated. All of these customers, except those listed as Others, are part of the Wireless Telecommunications Products business segment.

For the year ended December 31, 2006:

	Revenue	% of revenue
	$

Techtel LMDS Communicaciones	10,844	12%
Siemens S.A.	12,812	15%
Axtel S.A. de C.V.	16,632	19%
Others	47,167	54%
Total	87,455	100%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
21of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

For the one-month period ended December 31, 2005:

	Revenue	% of revenue
	$

RTS (2003) Company Ltd.	964	13%
Telefones de Mexico, S.A. de C.V.	1,385	19%
Techtel LMDS Communicaciones	1,999	27%
Others	3,024	41%
Total	7,372	100%

For the eleven-month period ended November 30, 2005, pre-fresh start accounting (note 1):
	Revenue	% of revenue
	$

Telefones de Mexico, S.A. de C.V.	9,857	14%
Siemens S.A.	10,953	16%
Others	48,202	70%
Total	69,012	100%

Intangible assets are located entirely in Canada. The following sets forth the property, plant and equipment of continuing operations by location.
	As at December 31, 2006	As at December 31, 2005	As at December 1, 2005
	$	$	$

Canada	14,109	19,673	19,736
Chile	29,382	36,550	36,264
Other	247	1,619	2,958
	43,738	57,842	58,958

18.	Subsequent events

a)  Debenture conversion
On February 14, 2007, the Company announced that it would redeem its outstanding 10% convertible debentures on March 6, 2007 for an amount equal to $1,038.63 per $1,000 of principal amount, representing the principal amount plus $38.63 of accrued but unpaid interest thereon to the redemption date. Up to the redemption date, debenture holders had the option to convert all or a portion of their convertible debentures and accrued but unpaid interest thereon into common shares at an effective rate of $0.15 per common share.

Prior to March 6, 2007, $2.0 million convertible debentures, including accrued but unpaid interest thereon were converted into 13,181,651 common shares. The Company accounted for these conversions as induced early conversions, with the number of shares converted being measured at $0.21 per common share, as per the original terms of the convertible debentures, and additional shares issued to induce the conversion being measured at fair value. The resulting debt settlement gain of $0.1 million will be included in financing expenses and incremental conversion costs of $0.9 million will be included in retained earnings.

On March 6, 2007, the Company redeemed $0.7 million of convertible debentures and accrued but unpaid interest thereon for $0.8 million. The Company accounted for this redemption as an early redemption of debt, with the consideration paid on extinguishment being allocated to the debt and equity component parts of the convertible debentures. The resulting gain of $0.04 million relating to the debt component will be included in financing expenses and the resulting loss of $0.04 million relating to the equity component will be included in retained earnings.

As at March 6, 2007, there were no outstanding 10% convertible redeemable secured debentures.
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
22of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

b)  Sale of property
On April 12, 2007, the Company closed the sale of its property located in Montréal (Québec), Canada for gross proceeds of $8.6 million.

The property sold consisted of land with a net book value of $2.0 million and buildings with a net book value of $3.1 million as at December 31, 2006. This property is presented as part of the Wireless Telecommunications Product segment as at December 31, 2006. The land and building did not qualify to be presented as held for sale at year-end given that a significant portion is being leased back.

The Company will leaseback a significant portion of the sold property for a term of 10 years at a rate of approximately $0.6 million per year. In accordance with GAAP, the Company will be accounting for the leaseback of the property as an operating lease. The Company realized a gain on sale of property of $3.9 million in the second quarter of 2007, which will be entirely deferred and amortized over the term of the lease as per GAAP. As part of the lease agreement, the Company is to provide a security deposit of three month’s rent to be returned, proportionately, at the end of the third, fourth and fifth year of the lease. In addition, the purchaser will holdback three months’ rent from the proceeds as additional security deposit to be returned at the earliest of when the Company completes two consecutive profitable quarters or the end of the lease term.

c)	Reorganization plan
On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company will be eliminating approximately 75 positions worldwide.

d)	Sale of CTR
On February 1, 2007, the Company announced the closing of the sale of the shares of its Chilean subsidiary, CTR (Telecommunications Service Provider segment) to Chile.com, an integrated telecom service provider, for proceeds of nil. As part of this transaction, the Company was fully released from all of its obligations with respect to CTR, including liabilites in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to an amount of US$12.0 million.

The results of operations and the cash flows of the Telecommunications Service Provider segment did not qualify for presentation as discontinued operations in 2006 as CTR only became available for sale in its present condition in 2007.
Beginning February 1, 2007, the results of operations and the cash flows of the Telecommunications Service Provider segment will be presented in the financial statements as discontinued operations.

The following information sets forth the summarized pro forma condensed consolidated balance sheet of the Company as if the sale transaction had occurred on December 31, 2006, and the results of operations and cash flows as if the sale transaction had occurred on January 1, 2006. Transaction costs incurred were considered in arriving at pro forma information. The sale of CTR resulted in a loss of $0.2 million being recognized in the first quarter of 2007.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
23of 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)
Condensed Consolidated Balance Sheet
Pro forma as at December 31, 2006
$
Assets
Current assets	67,507
Property, plant and equipment	14,356
Other assets	33,320
115,183

Liabilities
Current liabilities	37,278
Long-term credit facility	52,941
Long-term convertible term loan	10,487
Long-term liability	1,749
Long-term debt	270
Convertible redeemable secured debentures	1,785
104,510
Shareholders' Equity
Capital stock	352,174
Equity components of Convertible Debentures and convertible term loan	10,653
Contributed surplus	1,911
Deficit pre-fresh start accounting	(227,142)
Deficit	(126,923)
10,673
115,183
Condensed Consolidated Statement of Operations
Pro forma For the year ended December 31, 2006
$
Revenue	68,707
Cost of revenue	69,724
Gross profit	(1,017)
Operating loss from continuing operations	(99,462)
Finance charges	11,184
Loss from continuing operations	(110,697)
Net loss	(109,909)

Condensed Consolidated Statement of Cash Flows
Pro forma For the year ended December 31, 2006
$
Cash flows used in continuing operating activities	(49,811)
Cash flows provided by continuing financing activities	67,664
Cash flows used in continuing investing activities	(8,289)